KNOLOGY, INC.

1241 O.G. Skinner Drive

West Point, GA 31833

706-645-3046

Fax: 706-645-3921

www.knology.com

March 13, 2009

VIA EDGAR AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 3720

100 F St., N.E.

Washington, D.C. 20549

Re:	Knology, Inc.

Form 10-K for Fiscal Year Ended December 31, 2007

Filed March 14, 2008

Form 10-Q for Fiscal Quarter Ended September 30, 2008

File No. 0-32647

Dear Mr. Spirgel:

This letter is a follow-up to our conference call with members of the staff of the Securities and Exchange Commission (the “Commission”) on March 12, 2009, which addressed our letter dated March 9, 2009 in response to comments contained in a letter dated March 3, 2009 from the Commission on the above-referenced filings of Knology, Inc. (“Knology,” the “Company,” “we” or “our”). Our responses follow the order of the staff’s comments (italicized below) contained in the March 3, 2009 letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, page 45

Valuation of Long-Lived and Intangible Assets and Goodwill, page 46

1.	We note your response to prior comment 1.

In response to items that the staff of the Commission emphasized during yesterday’s call, we will include the following in our Annual Report for 2008 on Form 10-K:

Mr. Larry Spirgel

March 13, 2009

Current Economic Conditions

We are exposed to risks associated with the potential financial instability of our customers, many of whom may be adversely affected by the general economic downturn. Dramatic declines in the housing market over the past year, including falling home prices and increasing foreclosures, together with significant increases in unemployment, have severely affected consumer confidence and may cause increased delinquencies or cancellations by our customers or lead to unfavorable changes in the mix of products purchased. The general economic downturn also may affect advertising sales, as companies seek to reduce expenditures and conserve cash.

In addition, we are susceptible to risks associated with the potential financial instability of the vendors and third parties on which we rely to provide products and services or to which we delegate certain functions. The same economic conditions that may affect our customers, as well as volatility and disruption in the capital and credit markets, also could adversely affect vendors and third parties and lead to significant increases in prices, reduction in output or the bankruptcy of our vendors or third parties upon which we rely.

We believe the current economic conditions may impact the rate of organic growth in our business compared to previous years. However, we believe that our strategy of operating in secondary and tertiary markets provides better operating and financial stability compared to the more competitive environments in large metropolitan markets. We also believe that the highly bundled profile of our customer base (about 80% of our customers take two or three of our services) and our companywide focus on customer service create added customer loyalty. Further, we believe that services such as cable television and high-speed Internet become more valuable as consumers spend more time at home and reduce discretionary spending during the current economic downturn.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require us to make estimates and assumptions. We believe that, of our significant accounting estimates described in Note 2 of “Notes to Consolidated Financial Statements” included elsewhere in this annual report, the following may involve a higher degree of judgment and complexity. [Information included in the Form 10-K regarding allowance for doubtful accounts and capitalization of labor and overhead costs have been omitted from this letter, but will be included in the Form 10-K to be filed for the year ended December 31, 2008.]

Valuation of long-lived and intangible assets and goodwill. We assess the impairment of identifiable long-lived assets and related goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable in accordance with SFAS No. 142 and SFAS No. 144. Factors we consider important and that could trigger an impairment review include the following:

•	significant underperformance of our assets relative to historical or projected future operating results;

•	significant changes in the manner in which we use our assets or significant changes in our overall business strategy; and

•	significant negative industry economic trends.

Mr. Larry Spirgel

March 13, 2009

In accordance with paragraph 30 of SFAS No. 142, we identified each separate geographic operating unit for goodwill impairment testing purposes. These geographic operating units meet the paragraph 30 requirements to be reporting units as they are businesses (and legal entities) in which separate internal financial statements are prepared, including a balance sheet, statement of operations and a statement of cash flows. These geographic operating units are our markets as set forth under “Item 1. Business – Markets”. Also, management evaluates the business and measures operating performance on a geographic operating unit basis.

The geographic operating units shown in the table on the next page represent all the operating units with goodwill on their balance sheets. Goodwill is subject to periodic impairment assessment by applying a fair value test based upon a two-step method. The first step of the process compares the fair value of the reporting unit with the carrying value of the reporting unit, including any goodwill. We utilize a discounted cash flow valuation methodology to determine the fair value of the reporting unit. If the fair value of the reporting unit exceeds the carrying amount of the reporting unit, goodwill is deemed not to be impaired in which case the second step in the process is unnecessary. If the carrying amount exceeds fair value, we perform the second step to measure the amount of impairment loss. Any impairment loss is measured by comparing the implied fair value of goodwill, calculated per SFAS No. 142, with the carrying amount of goodwill at the reporting unit, with the excess of the carrying amount over the fair value recognized as an impairment loss. We have adopted January 1 as the calculation date and have evaluated these assets as of January 1, 2009, and no impairment was identified. Based on the results of the test, we recorded no impairment loss to our goodwill as of January 1, 2007, 2008 and 2009.

Our discounted cash flow calculation is based on a five year projection, with a terminal value applied to the cash flow of the fifth year. We believe the discounted cash flow methodology utilizing a terminal value is the most meaningful valuation method because businesses like ours in the cable industry sector are generally valued based on a multiple of cash flow. The discount rate of 12% is based on our weighted average cost of capital. Our cash flow projections include a growth factor of 5% year over year and a terminal multiple factor of 7.5 applied to the fifth year cash flow projection. Our cash flow growth factor is based on historical organic growth rates, discounted from our growth rates before the current economic downturn. It includes our expectation for continued annual pricing increases to our customers and continued growth in our residential and business video, voice and data connections. Our terminal multiple factor of 7.5 is based on the most recent merger and acquisition transactions in our sector (before capital markets effectively shut down) as well as historical valuation multiples of companies in the cable industry.

We could record impairment charges in the future if there are long-term changes in market conditions, expected future operating results or federal or state regulations that prevent us from recovering the carrying value of goodwill. For example, we believe a slowdown in the economy impacted our operating results during 2008. Assumptions made about the continuation of these market conditions on a longer-term basis could impact the valuations to be used in the January 1, 2010 annual impairment test and result in a reduction of fair values from those determined in the January 1, 2009 annual impairment test. Such assumptions and fair values will not be determined until the annual impairment test is performed. The following table shows the net carrying value of

Mr. Larry Spirgel

March 13, 2009

goodwill as of December 31, 2008 and illustrates the hypothetical impairment charge related to changes in our discounted cash flows (i.e., fair value) from any combination of adjustments to key assumptions at our last annual impairment test date.

		Percent Hypothetical Reduction
	Net Carrying Value	in Fair Value and
		Related Impairment Charge
(in millions)		10%	15%	20%	25%
Columbus	$2.8	$—	$—	$—	$—
Dothan	48.0	—	—	(1)	(6)
Montgomery	3.2	—	—	—	—
Panama City	2.1	—	—	—	—
Rapid City	25.9	—	—	—	—
Sioux Falls	31.9	—	—	—	—
West Point	32.7	—	—	—	—

	$146.6	$—	$—	$(1)	$(6)

2. Summary of Significant Accounting Policies

Goodwill and intangible assets, page F-12

1.	We note your response to prior comment 2.

The staff requested that we provide the staff with copies of the analysis prepared by the qualified appraiser who advised us in allocating the purchase price of both our PrairieWave and Graceba acquisitions to assets, liabilities and goodwill.

CONFIDENTIAL TREATMENT REQUESTED BY KNOLOGY, INC.

* * * * *

We appreciate the attention the staff has provided on these items, and the timeliness afforded us to meet our filing requirements for our 2008 Annual Report on Form 10-K.

Sincerely,

/s/ Bruce D. Herman

Bruce D. Herman

Chief Financial Officer

Mr. Larry Spirgel

March 13, 2009

cc:	Knology, Inc.

Rodger Johnson

M. Todd Holt

Chad Wachter

Casey Calloway

BDO Seidman, LLP

Jay Goldman

Scott Yancey

Securities and Exchange Commission

Kyle Moffatt

Michael Henderson